Exhibit A

Effective May 14, 2026

Fund	Percent of Net Assets	Term
AlphaCentric Income Opportunities Fund	Class A –1.74% Class C – 2.49% Class I - 1.49% Class T – 1.74%	7/31/27
AlphaCentric Premium Opportunity Fund	Class A –2.24% Class C – 2.99% Class I – 1.99% Class T – 2.24%	7/31/27
AlphaCentric Robotics and Automation Fund	Class A –1.65% Class C – 2.40% Class I – 1.40% Class T – 1.65%	7/31/27
AlphaCentric Symmetry Strategy Fund	Class A – 1.85% Class C – 2.60% Class I – 1.60%	7/31/27
AlphaCentric Life Sciences and Healthcare Fund	Class A –1.65% Class C – 2.40% Class I – 1.40%	7/31/27
AlphaCentric Real Income Fund	Class A –1.74% Class C – 2.49% Class I – 1.49%	7/31/27

Very truly yours, ALPHACENTRIC ADVISORS LLC By: /s/ Jerry Szilagyi Name: Jerry Szilagyi Title: Managing Member

The foregoing Agreement is hereby accepted.

MUTUAL FUND SERIES TRUST By: /s/ Jennifer Bailey Name: Jennifer Bailey Title: Secretary